UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)
USA Technologies, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
90328S500
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 521-8495
with a copy to:
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 24, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,995,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,995,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,995,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON PN, IA
(1)
Calculated based on 71,016,404 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), which includes 65,286,404 shares outstanding as disclosed in the Form of Subscription Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 25, 2021 (the “Form 8-K”) and 5,730,000 shares issuable in connection with the closing of the private placement as described in the Form 8-K.

CUSIP No. 90328S500	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,995,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,995,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,995,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(2)
14	TYPE OF REPORTING PERSON PN, IA
(2)
Calculated based on 71,016,404 shares of outstanding common stock, no par value, of the Company, which includes 65,286,404 shares outstanding as disclosed in the Form of Subscription Agreement filed as Exhibit 10.1 to the Form 8-K and 5,730,000 shares issuable in connection with the closing of the private placement as described in the Form 8-K.

CUSIP No. 90328S500	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,409
	8	SHARED VOTING POWER 11,995,765
	9	SOLE DISPOSITIVE POWER 135,409
	10	SHARED DISPOSITIVE POWER 11,995,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,131,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (3)
14	TYPE OF REPORTING PERSON IN
(3)
Calculated based on 71,151,813 shares of outstanding common stock, no par value, of the Company, which includes 65,286,404 shares outstanding as disclosed in the Form of Subscription Agreement filed as Exhibit 10.1 to the Form 8-K, 5,730,000 shares issuable in connection with the closing of the private placement as described in the Form 8-K and 135,409 shares issuable in connection with the vesting of Restricted Stock Units and non-qualified stock options granted to Mr. Braunstein.

CUSIP No. 90328S500	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER
This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) relates to the Schedule 13D filed on May 20, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 12, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Shares”), of USA Technologies, Inc., a company organized under the laws of the State of Pennsylvania (the “Company”). Capitalized terms used but not defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND
Item 2(b)  is hereby amended and restated in its entirety as follows:
(b) The principal business address of the Reporting Persons is c/o Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, NY 10281.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the HEC Funds.
ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 is hereby amended and supplemented by adding the following information:

On February 24, 2021, the HEC Funds entered into subscription agreements (the “Subscription Agreements”) with the Company for the purchase of an aggregate of 975,000 Shares at $9.60 per Share (the “Purchase Price”), for an aggregate purchase price of $9,360,000. The HEC Funds are purchasing the shares in a private placement exempt from the registration requirements under the Securities Act of 1933 (the “Private Placement”) for the same Purchase Price and on the same terms as the other institutional investors participating in the Private Placement. The Private Placement is expected to close on or about March 1, 2021, subject to customary closing conditions.

The foregoing summary description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, the form of which is filed as Exhibit 99.7 and is incorporated herein by reference in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by adding the following information:

(a), (b) Hudson Executive, as the investment adviser to the HEC Funds, and Management GP, as the general partner of Hudson Executive, may be deemed to beneficially own and share power to vote or direct the vote of (and share power to dispose or direct the disposition of) 11,995,765 Shares, which represents 16.9% of the issued and outstanding based on 71,016,404 outstanding Shares, which includes 65,286,404 Shares outstanding as disclosed in the Form of Subscription Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 25, 2021 (the “Form 8-K”) and 5,730,000 Shares issuable in connection with the closing of the Private Placement as described in the Form 8-K.

CUSIP No. 90328S500	SCHEDULE 13D	Page 6 of 7 Pages

By virtue of his role with respect to Hudson Executive and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) 11,995,765 Shares. Mr. Braunstein has the sole power to vote or direct the vote of (and dispose or direct the disposition of) 135,409 Shares issuable upon (i) the vesting of 15,409 Restricted Stock Units (“RSUs”) granted to him and (ii) the vesting and exercise of 120,000 non-qualified stock options granted to him. Mr. Braunstein beneficially owns an aggregate of 12,131,174 Shares, which represents 17.0% of the issued and outstanding based on 71,151,813 outstanding Shares, which includes 65,286,404 Shares outstanding as disclosed in the Form of Subscription Agreement filed as Exhibit 10.1 to the Form 8-K, 5,730,000 shares issuable in connection with the closing of the Private Placement as described in the Form 8-K and 135,409 shares issuable in connection with the vesting of RSUs and non-qualified stock options granted to Mr. Braunstein.

(c) Except as described in Item 4 above, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the 11,995,765 Shares held by the HEC Funds. Mr. Braunstein will have the right to receive dividends from, and the proceeds from the sale of, any Shares owned in his individual capacity. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Amendment No. 12.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.7	Form of Subscription Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 25, 2021 and incorporated by reference herein).

CUSIP No. 90328S500	SCHEDULE 13D	Page 7 of 7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 26, 2021
HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein